



09057716

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 50767

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2008__ AND ENDING __December 31, 2008__

 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cornerstone Institutional Investors, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

 74 West Broad Street, Suite 340
 (No. and Street)

 Bethlehem,   PA   18018
 (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donna M. Humphrey, Financial & Operations Principal   1-610-694-0900
 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 Grant Thornton LLP

 (Name – if individual, state last, first, middle name)

 Two Commerce Square, 2001 Market Street, Suite 3100, Philadelphia, PA   19103
 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

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FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
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OATH OR AFFIRMATION

I, __Malcolm L. Cowen II_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Cornerstone Institutional Investors, Inc._____ , as
of __December 31,_____ , 20 __08____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

__President_____

Title

2/24/09

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent
Certified Public Accountants

**Cornerstone Institutional Investors, Inc. (a wholly
owned subsidiary of Harleysville National Bank)**

December 31, 2008

Contents


Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report of Independent Certified Public Accountants

Board of Directors
Harleysville National Bank

We have audited the accompanying statement of financial condition of Cornerstone Institutional Investors, Inc. (a wholly owned subsidiary of Harleysville National Bank) (a Pennsylvania corporation) as of December 31, 2008, and the related statement of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cornerstone Institutional Investors, Inc., as of December 31, 2008, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 15 and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 23, 2009

Cornerstone Institutional Investors, Inc.
(a wholly owned subsidiary of Harleysville National Bank)

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

ASSETS	
Cash	$ 1,114,011
Deposits with clearing organization	537,590
Commissions and advisory fees receivable	233,894
Deposits	3,156
Security deposits	4,380
Property and equipment, net	18,643
Goodwill	1,266,124
Identifiable intangible assets, net	419,125
Total assets	$ 3,596,923

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 218,454
Commissions payable, affiliate	83,857
Accrued affiliate expense reimbursement	112,392
Unearned advisory fees	17,783
Due to Parent	119,676
Total liabilities	552,162

STOCKHOLDER'S EQUITY	
Common stock, authorized 1,000 shares of $0.01 par value; issued shares - 100	1
Additional paid-in capital	2,172,965
Retained earnings	871,795
Total stockholder's equity	3,044,761
Total liabilities and stockholder's equity	$ 3,596,923

The accompanying notes are an integral part of this statement.

Cornerstone Institutional Investors, Inc.
(a wholly owned subsidiary of Harleysville National Bank)

STATEMENT OF INCOME

For the year ended December 31, 2008

REVENUES	
Commission/advisory income	$ 3,802,989
Interest income	1,912
Total revenues	3,804,901
EXPENSES	
Commissions	2,188,798
Affiliate reimbursements	838,903
Professional fees	30,114
Rent	44,372
Insurance	40,257
Office supplies and expenses	29,727
Regulatory fees and expenses	25,704
Occupancy/equipment expenses	24,763
Postage	6,259
Computer expense	25,095
Mercantile and other taxes	15,394
Telephone	18,786
Marketing expense	9,423
Amortization expense	69,033
Auto expense	20,312
Travel expense	15,776
Miscellaneous	23,764
Total expenses	3,426,480
INCOME BEFORE INCOME TAXES	378,421
Income taxes	156,164
NET INCOME	$ 222,257

The accompanying notes are an integral part of this statement.

Cornerstone Institutional Investors, Inc.
(a wholly owned subsidiary of Harleysville National Bank)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2008

	Common stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount			
BALANCES, DECEMBER 31, 2007	100	$ 1	$ 2,014,906	$ 649,537	$ 2,664,444
Stockholder capital contribution (push down)	-	-	158,060	-	158,060
NET INCOME	-	-	-	222,257	222,257
BALANCES, DECEMBER 31, 2008	100	$ 1	$ 2,172,966	$ 871,794	$ 3,044,761

The accompanying notes are an integral part of this statement.

Cornerstone Institutional Investors, Inc.
(a wholly owned subsidiary of Harleysville National Bank)

STATEMENT OF CASH FLOWS

For the year ended December 31, 2008

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	
Net income	$ 222,257
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	72,263
Changes in assets and liabilities	
Deposits with clearing organization	(251,676)
Commissions receivable	912,590
Deposits	7,448
Accounts payable	72,579
Commissions payable, affiliate	(754,532)
Accrued affiliate expense reimbursement	(21,450)
Unearned advisory fees	(1,476)
Due to Parent	(176,326)
Net cash provided by operating activities	81,677
CASH FLOWS USED IN INVESTING ACTIVITIES	
Purchase of equipment	(16,684)
Net cash used in investing activities	(16,684)
NET INCREASE IN CASH	64,993
CASH, BEGINNING OF YEAR	1,049,019
CASH, END OF YEAR	$ 1,114,012
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES	
Goodwill push down from parent company	$ 158,060

The accompanying notes are an integral part of this statement.

Cornerstone Institutional Investors, Inc.
(a wholly owned subsidiary of Harleysville National Bank)

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations

Cornerstone Institutional Investors, Inc. ("CII" or the "Company"), a Pennsylvania corporation, was incorporated on November 13, 1997, and commenced operations on June 24, 1998. Effective January 1, 2006, Harleysville National Bank (the "Parent") acquired all of the outstanding stock of the Company. No changes were made to the Officers or Directors of CII or their daily operations.

The Company operates as a "fully-disclosed introducing general securities" broker/dealer and registered investment advisor. The Company does business in the following products:

401(k) Compensation Plans
Mutual Funds, including 529 Plans
Equities
Variable Life/Annuity Contracts
Investment Supervisory and Advisory Services

The Company is registered as a broker/dealer and a registered investment advisor with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") (formerly known as the National Association of Securities Dealers, Inc.) and is registered in 25 states.

On March 2, 2007, Cornerstone Financial Consultants, Ltd. ("CFC"), an affiliate of CII, acquired a business succession firm located in Towson, Maryland. The firm, now known as Cornerstone-McPherson, became a division of CFC and in late March 2007 became a Non-OSJ branch office of CII. A Non-OSJ branch office is a FINRA term defined as a branch without a supervising principal on location. The only expenses being incurred by CII for Cornerstone-McPherson are the licensing and registration fees for the registered representatives. All other expenses associated with this office are the responsibility of CFC; however, CII is responsible for the supervision of the registered representatives located in the Non-OSJ branch office.

2. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Revenue Recognition

Commission income on securities transactions is recorded on a settlement date basis; referral fees are recognized as income when received, and advisory fees are recorded as income in the period in which they are earned.

(Continued)

8

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

4. Income Taxes

As a result of the acquisition by the Parent, the Company ceased to qualify as an S corporation and is treated as a C corporation for federal and state income tax purposes, effective January 13, 2006.

There are two components of income tax expense which are federal and state income taxes. The Company, as a wholly owned subsidiary of the Bank, is included in the consolidated federal income tax return of Harleysville National Corporation and subsidiaries using the applicable federal income tax rate of 35%. For state tax purposes, the Company files as a separate company and is subject to the Pennsylvania corporate net income tax. As of December 31, 2008, there is a deferred tax liability of approximately $54,779 related to the amortization of goodwill and intangibles that are deductible for tax purposes.

The federal and state tax expense for the year ended December 31, 2008 are $119,676 and $36,488 respectively, of which $119,676 is included in the due to Parent on the Company's statement of condition.

5. Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

6. Cash and Cash Equivalents

For reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits with banks. The Company maintains cash deposits in other depository institutions that occasionally exceed the amount of deposit insurance available. Management periodically assesses the financial condition of these institutions and believes that the risk of any possible credit loss is minimal. Interest-bearing deposits in other financial institutions consist of short-term investments generally having maturities of less than 30 days.

7. Goodwill and Intangible Assets

Goodwill is subject to impairment testing at least annually to determine whether write-downs of the recorded balances are necessary. The Company tests for impairment as of June 30 of each year. The Company has tested the goodwill included on its balance sheet as of December 31, 2008, and has determined that it was not impaired as of such date. Identifiable intangible assets with finite useful lives are amortized on a straight-line basis over their estimated lives (ranging from five to ten years) and are evaluated for impairment if events and circumstances indicate a possible impairment.

NOTE B - CHANGE OF OWNERSHIP

Effective January 1, 2006, the Bank completed its acquisition of the Cornerstone Companies. The acquisition was consummated pursuant to a Purchase Agreement dated November 15, 2005, by and among the Bank and CFC, CII, Cornerstone Advisors Asset Management, Inc., (CAAM), and together with CFC and CII (collectively, the Cornerstone Companies) and Cornerstone Management Resources, Inc. (CMR).

Under the Purchase Agreement, the Bank acquired all of the outstanding capital stock of CFC and CII, substantially all of the assets of CAAM, and certain limited assets of CMR. The purchase price consisted of $15.0 million in cash paid at closing and a contingent payment of up to $7.0 million to be paid post-closing. The contingent payment is based upon the Cornerstone Companies meeting certain minimum operating results during a five-year earn-out period with a maximum payout of $7.0 million over the next five years. At December 31, 2008, the remaining maximum payout to the Cornerstone Companies is $3.4 million through 2010.

The Cornerstone Companies acquisition was accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*. Goodwill and identifiable intangibles allocated to the Company were $973,000 and $626,000, respectively. The minimum operating results were met by the Cornerstone Companies during 2008 resulting in an earn-out payment of $1.4 million, of which $158,060 was allocated to the Company as goodwill. The original intangible assets consist of $562,000 in a customer list intangible and $64,000 in a non-compete intangible. Amortization of the identifiable intangibles for the Company totaled $69,033 for the year ending December 31, 2008.

The purchase price was allocated based on the percentage of pre-tax year one-budgeted earnings of each Cornerstone entity, which resulted in an allocation of the total purchase price of 11.29% to CII, 33.36% to CAAM and 55.35% to CFC. Company management felt that this allocation represented a reasonable proxy of fair value.

NOTE C - COMMISSIONS AND ADVISORY FEES RECEIVABLE

The Company utilizes the services of a clearing broker to execute securities transactions for the Company's customers. The Company is paid commissions by the clearing broker for all transactions executed on behalf of the Company's customers. In addition, the Company receives commissions from insurance companies for the sale of variable life and annuity contracts. The advisory fees are asset-based fees deducted from the Company's clients' investment accounts by the custodian of the client's investments. The fees are forwarded to the Company by the custodian of the clients' assets. There may be some advisory fees that are billed directly to the client upon the client's request. The commissions and advisory fees receivable are reported in the month they are earned at amounts the company expects to collect based on the asset values of the accounts. The commissions and advisory fees receivable are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

Cornerstone Institutional Investors, Inc.
(a wholly owned subsidiary of Harleysville National Bank)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2008

NOTE D - INTANGIBLE ASSETS

Goodwill as of December 31, 2008 consists of the following:

Cornerstone Institutional Investors $ 1,266,124

Identifiable intangible assets, net:

	December 31, 2008	
	Gross carrying amount	Accumulated amortization
Identified intangible assets		
Non-compete agreement	$ 64,105	$ 8,460
Customer lists	562,119	168,636
Identifiable intangible assets, net	$ 626,224	$ 177,096

Amortization expense for the year ended December 31, 2008 was $69,033. The estimated aggregate amortization expense for each of the five succeeding years is as follows:

Year	Amount
2009	$ 69,033
2010	69,033
2011	56,212
2012	56,212
Thereafter	168,634
Total	$ 419,124

During 2008 the Company performed its goodwill impairment test based on SFAS No. 142, *Goodwill and Other Intangible Assets*. Based upon the results of such tests, the Company determined that the estimated fair value of the reporting unit exceeded the book value.

11

NOTE E - RELATED PARTY TRANSACTIONS

The Company uses office space for its branch office in a building owned by a partnership wherein one of the Directors is a general partner. Prior to the acquisition, John R. Yaissle, General Partner of the Yaissle Family Limited Partnership and then President of CFC, leased the office space to CFC. At the time of the acquisition in January 2006, Harleysville National Bank entered into a lease agreement with the Yaissle Family Limited Partnership to lease the space. After the acquisition, the Company continues to utilize space for its branch office without incurring any costs for the use of that space. No rent or other obligation is associated with the use of this space.

The Company has agreed to reimburse Harleysville Management Corporation, a wholly owned subsidiary of Harleysville National Corporation, for salaries, benefits, and any type of related employee expenses. The total amount reimbursed was $838,903 for year ended 2008 of which $112,392 is payable at December 31, 2008.

On January 2, 2006, the Company entered into an agreement with CFC, a wholly owned subsidiary of Harleysville National Bank, whereby the Company has agreed to forward all commissions, net of a 15% processing charge, paid to the Company by its various insurance carriers for the sale and renewal of variable life insurance products. Commissions to this affiliate were $1,711,764 for the year ended December 31, 2008 of which $83,857 is payable at December 31, 2008. The current agreement is for an initial period of (6) months and will automatically renew for successive periods of (6) months unless either party provides 30 days notice of cancellation prior to any renewal period. On February 1, 2008 an addendum was made to the original agreement that included the payment of 100% of non-variable commissions received by the Company to CFC if sold by an insurance agent of both CFC and CII and underwritten through CII. During 2008, 100% of all commissions received by the Company for non-variable life insurance products were forwarded to CFC who served as the underwriting agent for the transaction. Commissions paid to this affiliate were $452,634 for the year ended December 31, 2008 of which $0 is payable to CFC at December 31, 2008.

The Company maintains its bank accounts at the Parent. As of December 31, 2008, the Company had approximately $1,114,000 on deposit, of which approximately $864,000 is over the FDIC insurance limit.

NOTE F - NET CAPITAL REQUIREMENT

The Company is subject to the US Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008, the Company had net capital of $303,337, which was $253,337 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 1.93 to 1 at December 31, 2008.

NOTE G - EXEMPTIVE PROVISION OF RULE 15C3-3

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and since it does not control, possess or put at risk any customers funds or securities, the Company qualifies for exemption under subparagraph (k)(2)(ii) of the provisions of Rule 15c3-3 which otherwise requires disclosure of the "Computation for Determination for Reserve Requirements" and the schedule of "Information for Possession or Control Requirements."

NOTE H - COMMITMENTS

The Company leases various office equipment under operating leases. The space is shared with an affiliated company. On October 1, 2006 the lease was renewed for a period of seven years with a revised lease expiration date of September 30, 2013. The Company uses 34% of the space as of December 31, 2008. The Company is jointly and severally liable to the terms contained in the lease. The Company's share of the future minimum rental payments are as follows:

Year ending	Payments
2009	$ 39,809
2010	41,003
2011	42,233
2012	43,500
2013	33,354
	$ 199,899

In addition, the lease calls for payments of estimated operating expenses for each year for the term of the lease. Total rent expense amounted to $44,372 for the year ended December 31, 2008, which is recorded using the straight line method over the life of the lease.

NOTE I - BENEFIT PLAN

The Company's employees participate in the Parent's 401(k) plan. Under the plan, all employees are eligible to contribute up to the IRS maximum allowable of their annual salary with the Company matching 50% of the employee's first 6% contribution. The matching contributions for the year ending December 31, 2008 totaled $40,359 and are included within the affiliated reimbursements in the accompany statement of income.

SUPPLEMENTAL INFORMATION

Cornerstone Institutional Investors, Inc.
(a wholly owned subsidiary of Harleysville National Bank)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2008

COMPUTATION OF NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY	$ 3,044,761
Less non-allowable assets	
Cash	812,582
Commissions and fees receivable	128,904
Goodwill and intangibles	1,685,249
Other assets	26,179
Other deductions	54,000
Total nonallowable assets	2,706,914
NET CAPITAL	$ 337,847

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES	
Accounts payable	$ 218,454
Commissions payable	83,857
Accrued affiliate expense reimbursement	112,392
Unearned advisory fees	17,783
Due to Parent	119,676
Total aggregate indebtedness liabilities	552,162
TOTAL AGGREGATE INDEBTEDNESS	$ 552,162

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

REGULATORY MINIMUM	$ 50,000
CALCULATED MINIMUM BASED ON AGGREGATE INDEBTEDNESS	$ 36,811
REQUIRED CAPITAL	$ 50,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 287,847
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.63

No material differences exist between the above computation and the computation included in the company's unaudited Form X-17A-5 Part II A quarterly filing.

Cornerstone Institutional Investors, Inc.
(a wholly owned subsidiary of Harleysville National Bank)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

Not applicable: The Company has complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(ii). The Company's business is limited to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

